Financial News

CIBC Announces Fourth Quarter and Fiscal 2019 Results

CIBC’s 2019 audited annual consolidated financial statements and accompanying management’s discussion and analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information and supplementary regulatory capital reports which include fourth quarter financial information. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, ON – December 5, 2019 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2019.

“We remain focused on creating long-term value for all our stakeholders,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “In 2019, we continued to execute on our client-focused strategy by improving client experience and investing to build a relationship-oriented bank for a modern world.”

Fourth quarter highlights

	Q4/19	Q4/18	Q3/19	YoY Variance	QoQ Variance
Reported Net Income	$1,193 million	$1,268 million	$1,398 million	-6%	-15%
Adjusted Net Income (1)	$1,309 million	$1,364 million	$1,415 million	-4%	-7%
Reported Diluted Earnings Per Share (EPS)	$2.58	$2.80	$3.06	-8%	-16%
Adjusted Diluted EPS (1)	$2.84	$3.00	$3.10	-5%	-8%
Reported Return on Common Shareholders’ Equity (ROE)	12.9%	15.3%	15.5%
Adjusted ROE (1)	14.2%	16.4%	15.6%
Common Equity Tier 1 (CET1) Ratio	11.6%	11.4%	11.4%
(1)	For additional information, see the “Non-GAAP measures” section.

CIBC’s results for the fourth quarter of 2019 were affected by the following items of note aggregating to a negative impact of $0.26 per share:

•	$135 million ($135 million after-tax, or $0.30 per share) goodwill impairment charge related to the expected sale of our controlling interest in FirstCaribbean International Bank Limited;
•	$67 million ($49 million after-tax, or $0.11 per share) interest income related to the settlement of certain income tax matters;
•	$28 million ($21 million after-tax, or $0.05 per share) increase in legal provisions;
•	$28 million ($20 million after-tax, or $0.04 per share) amortization of acquisition-related intangible assets; and
•

$16 million ($11 million after-tax net positive impact, or $0.02 per share) in purchase accounting adjustments net of transaction and integration-related costs associated with the acquisitions of The PrivateBank, Geneva Advisors and Wellington Financial.

For the year ended October 31, 2019, CIBC reported net income of $5.1 billion and adjusted net income(1) of $5.4 billion, compared with reported net income of $5.3 billion and adjusted net income(1) of $5.5 billion for 2018.

The following table summarizes our performance in 2019 against our key financial measures and targets:

Financial Measure	Target	2019 Reported Results	2019 Adjusted Results (1)
Diluted EPS growth	5% to 10% on average, annually	$11.19, down 4% from 2018	$11.92, down 2% from 2018
ROE	15% +	14.5%	15.4%
Efficiency ratio	52% run rate in 2022 (2)	58.3%, an increase of 80 basis points from 2018	55.5%, an improvement of 10 basis points from 2018
CET1 ratio	Strong buffer to regulatory minimum	11.6%
Dividend payout ratio	40% to 50%	49.9%	46.9%
Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling five-year period	CIBC – 38.4% S&P/TSX Composite Banks Index – 51.3%
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Medium-term through the cycle.

Core business performance

F2019 Financial Highlights

(C$ million)	F2019	F2018	YoY Variance
Canadian Personal and Small Business Banking
Reported Net Income	$2,291	$2,547	down 10%
Adjusted Net Income (1)	$2,465	$2,556	down 4%

Canadian Commercial Banking and Wealth Management
Reported Net Income	$1,301	$1,307	down 0.5%
Adjusted Net Income (1)	$1,302	$1,308	down 0.5%

U.S. Commercial Banking and Wealth Management
Reported Net Income	$683	$565	up 21%
Adjusted Net Income (1)	$723	$592	up 22%

Capital Markets
Reported Net Income	$937	$1,069	down 12%
Adjusted Net Income (1)	$937	$1,069	down 12%
(1)	For additional information, see the “Non-GAAP measures” section.

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2019, CIBC maintained its capital strength, competitive productivity and sound risk management practices:

•	CIBC’s capital ratios were strong, with a Basel III CET1 ratio of 11.6% as noted above, and Tier 1 and Total capital ratios of 12.9% and 15.0%, respectively, at October 31, 2019;
•	Market risk, as measured by average Value-at-Risk, was $5.7 million in 2019 compared with $5.3 million in 2018;
•	We continued to have solid credit performance, with CIBC’s loan loss ratio of 29 basis points compared with 26 basis points in 2018;
•	CIBC’s liquidity coverage ratio was 125% for the three months ended October 31, 2019; and
•	CIBC’s leverage ratio was 4.3% at October 31, 2019.

Making a difference in our Communities

At CIBC, our team is passionate about making a difference in our communities through our global community investment initiative, One for Change. In the fourth quarter, over 15,000 CIBC team members came together, with our clients, in shared purpose to raise an estimated $3 million for the Canadian Cancer Society CIBC Run for the Cure to help change the future of breast cancer.

CIBC Fourth Quarter 2019 News Release	2

Fourth quarter financial highlights

				As at or for the three months ended				As at or for the twelve months ended
	Unaudited	2019 Oct. 31		2019 Jul. 31		2018 Oct. 31		2019 Oct. 31		2018 Oct. 31
	Financial results ($ millions)
	Net interest income	$2,801		$2,694		$2,539		$10,551		$10,065
	Non-interest income	1,971		2,038		1,913		8,060		7,769
	Total revenue	4,772		4,732		4,452		18,611		17,834
	Provision for credit losses	402		291		264		1,286		870
	Non-interest expenses	2,838		2,670		2,591		10,856		10,258
	Income before income taxes	1,532		1,771		1,597		6,469		6,706
	Income taxes	339		373		329		1,348		1,422
	Net income	$1,193		$1,398		$1,268		$5,121		$5,284
	Net income attributable to non-controlling interests	8		6		2		25		17
	Preferred shareholders	32		28		24		111		89
	Common shareholders	1,153		1,364		1,242		4,985		5,178
	Net income attributable to equity shareholders	$1,185		$1,392		$1,266		$5,096		$5,267
	Financial measures
	Reported efficiency ratio	59.5%		56.4%		58.2%		58.3%		57.5%
	Adjusted efficiency ratio (1)	56.0%		55.4%		56.2%		55.5%		55.6%
	Loan loss ratio (2)	0.33%		0.27%		0.27%		0.29%		0.26%
	Reported return on common shareholders’ equity	12.9%		15.5%		15.3%		14.5%		16.6%
	Adjusted return on common shareholders’ equity (1)	14.2%		15.6%		16.4%		15.4%		17.4%
	Net interest margin	1.69%		1.65%		1.67%		1.65%		1.68%
	Net interest margin on average interest-earning assets	1.90%		1.84%		1.86%		1.84%		1.88%
	Return on average assets	0.72%		0.86%		0.83%		0.80%		0.88%
	Return on average interest-earning assets	0.81%		0.96%		0.93%		0.89%		0.99%
	Total shareholder return	9.60%		(6.70)%		(3.18)%		4.19%		4.70%
	Reported effective tax rate	22.1%		21.1%		20.6%		20.8%		21.2%
	Adjusted effective tax rate (1)	20.2%		21.0%		20.7%		20.6%		20.0%
Common share information
Per share ($)	- basic earnings	$2.59		$3.07		$2.81		$11.22		$11.69
	- reported diluted earnings	2.58		3.06		2.80		11.19		11.65
	- adjusted diluted earnings (1)	2.84		3.10		3.00		11.92		12.21
	- dividends	1.44		1.40		1.36		5.60		5.32
	- book value	79.87		78.58		73.83		79.87		73.83
Share price ($)	- high	113.20		113.13		124.59		116.19		124.59
	- low	98.20		101.80		112.24		98.20		110.11
	- closing	112.31		103.83		113.68		112.31		113.68
Shares outstanding (thousands)	- weighted-average basic (3)	445,357		444,868		443,015		444,324		443,082
	- weighted-average diluted	446,392		445,915		444,504		445,457		444,627
	- end of period (3)	445,342		445,437		442,826		445,342		442,826
Market capitalization ($ millions)		$50,016		$46,168		$50,341		$50,016		$50,341
	Value measures
	Dividend yield (based on closing share price)	5.1%		5.3%		4.7%		5.0%		4.7%
	Reported dividend payout ratio	55.6%		45.7%		48.4%		49.9%		45.5%
	Adjusted dividend payout ratio (1)	50.5%		45.1%		45.1%		46.9%		43.4%
	Market value to book value ratio	1.41		1.32		1.54		1.41		1.54
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$138,669		$136,398		$119,355		$138,669		$119,355
	Loans and acceptances, net of allowance	398,108		395,440		381,661		398,108		381,661
	Total assets	651,604		642,522		597,099		651,604		597,099
	Deposits	485,712		481,044		461,015		485,712		461,015
	Common shareholders’ equity	35,569		35,003		32,693		35,569		32,693
	Average assets	655,971		648,537		603,726		639,716		598,441
	Average interest-earning assets	585,816		580,437		540,933		572,677		536,059
	Average common shareholders’ equity	35,553		35,028		32,200		34,467		31,184
	Assets under administration (AUA) (4)(5)	2,425,651		2,368,067		2,303,962		2,425,651		2,303,962
	Assets under management (AUM) (5)	252,007		248,391		225,379		252,007		225,379
	Balance sheet quality and liquidity measures
	Risk-weighted assets (RWA) ($ millions) (6)
	Total RWA	$239,863		$236,836		n	/a	$239,863		n	/a
	Common Equity Tier 1 (CET1) capital RWA	n	/a	n	/a	$216,144		n	/a	$216,144
	Tier 1 capital RWA	n	/a	n	/a	216,303		n	/a	216,303
	Total capital RWA	n	/a	n	/a	216,462		n	/a	216,462
	Capital ratios
	CET1 ratio	11.6%		11.4%		11.4%		11.6%		11.4%
	Tier 1 capital ratio	12.9%		12.7%		12.9%		12.9%		12.9%
	Total capital ratio	15.0%		15.2%		14.9%		15.0%		14.9%
	Leverage ratio	4.3%		4.3%		4.3%		4.3%		4.3%
	Liquidity coverage ratio (LCR)	125%		129%		128%		n	/a	n	/a
	Other information
	Full-time equivalent employees	45,157		45,763		44,220		45,157		44,220
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Excludes nil restricted shares as at October 31, 2019 (July 31, 2019: nil; October 31, 2018: 60,764).
(4)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,923.2 billion (July 31, 2019: $1,864.4 billion; October 31, 2018: $1,834.0 billion).

(5)	AUM amounts are included in the amounts reported under AUA.
(6)

Beginning in 2019, the capital ratios are calculated by reference to the same level of RWA. Prior to 2019, before any capital floor requirement, there were three different levels of RWA for the calculation of CIBC’s CET1, Tier 1 and Total capital ratios as CIBC elected in 2014 to phase in the credit valuation adjustment (CVA) capital charge as permitted under the Office of the Superintendent of Financial Institutions (OSFI) guideline; different scalars were applied to the CVA included in the RWA calculation applicable to each of the three tiers of capital.

n/a	Not applicable.

CIBC Fourth Quarter 2019 News Release	3

Review of Canadian Personal and Small Business Banking fourth quarter results

$ millions, for the three months ended	2019 Oct. 31	2019 Jul. 31	2018 Oct. 31

Revenue	$2,225	$2,239	$2,201
Provision for credit losses
Impaired	218	197	182
Performing	37	7	9

Provision for credit losses	255	204	191
Non-interest expenses	1,156	1,140	1,100

Income before income taxes	814	895	910
Income taxes	213	238	242

Net income	$601	$657	$668

Net income attributable to:
Equity shareholders (a)	$601	$657	$668

Efficiency ratio	51.9%	50.9%	50.0%
Return on equity (1)	66.5%	71.5%	68.9%
Charge for economic capital (1) (b)	$(88)	$(90)	$(95)
Economic profit (1) (a+b)	$513	$567	$573
Full-time equivalent employees	13,431	13,833	14,086

(1) For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $601 million, down $67 million from the fourth quarter of 2018. Adjusted net income (1) for the quarter was $603 million, down $66 million from the fourth quarter of 2018.

Revenue of $2,225 million was up $24 million from the fourth quarter of 2018, primarily due to favourable spreads and higher volumes, partially offset by lower fees.

Provision for credit losses of $255 million was up $64 million from the fourth quarter of 2018, due to a higher provision for credit losses on performing loans as a result of changes to our economic outlook and credit migration in the personal lending portfolio, as well as a higher provision for credit losses on impaired loans due to higher provisions and write-offs in the personal lending portfolio.

Non-interest expenses of $1,156 million were up $56 million from the fourth quarter of 2018, mainly due to higher spending on strategic initiatives.

Review of Canadian Commercial Banking and Wealth Management fourth quarter results
$ millions, for the three months ended	2019 Oct. 31	2019 Jul. 31	2018 Oct. 31

Revenue
Commercial banking	$416	$414	$386
Wealth management	612	609	600

Total revenue	1,028	1,023	986
Provision for (reversal of) credit losses
Impaired	71	15	8
Performing	9	2	(1)

Provision for credit losses	80	17	7
Non-interest expenses	530	531	521

Income before income taxes	418	475	458
Income taxes	112	127	125

Net income	$306	$348	$333

Net income attributable to:
Equity shareholders (a)	$306	$348	$333

Efficiency ratio	51.6%	51.9%	52.8%
Return on equity (1)	33.4%	38.2%	39.6%
Charge for economic capital (1) (b)	$(89)	$(89)	$(82)
Economic profit (1) (a+b)	$217	$259	$251
Full-time equivalent employees	5,048	5,087	4,999

(1)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $306 million, down $27 million from the fourth quarter of 2018. Adjusted net income(1) for the quarter was $307 million, down $27 million from the fourth quarter of 2018.

Revenue of $1,028 million was up $42 million from the fourth quarter of 2018, driven by strong volume growth from loans and deposits and higher fees in commercial banking, and strong volume growth and higher fee-based assets driven by market appreciation in wealth management.

Provision for credit losses of $80 million was up $73 million from the fourth quarter of 2018, mainly due to higher provisions on impaired loans.

Non-interest expenses of $530 million were up $9 million from the fourth quarter of 2018, primarily due to higher spending on strategic initiatives and higher employee-related compensation, partially offset by lower performance-based compensation.

CIBC Fourth Quarter 2019 News Release	4

Review of U.S. Commercial Banking and Wealth Management fourth quarter results

$ millions, for the three months ended	2019 Oct. 31	2019 Jul. 31	2018 Oct. 31

Revenue
Commercial banking	$345	$347	$311
Wealth management	159	156	148
Other	(1)	6	(2)

Total revenue (1)(2)	503	509	457
Provision for (reversal of) credit losses
Impaired	13	38	22
Performing	4	(9)	18

Provision for credit losses	17	29	40
Non-interest expenses	286	282	264

Income before income taxes	200	198	153
Income taxes (1)	20	26	22

Net income	$180	$172	$131

Net income attributable to:
Equity shareholders (a)	$180	$172	$131

Efficiency ratio	56.9%	55.3%	57.6%
Return on equity (3)	9.3%	9.1%	7.2%
Charge for economic capital (3) (b)	$(183)	$(181)	$(172)
Economic profit (3) (a+b)	$(3)	$(9)	$(41)
Full-time equivalent employees	2,113	2,111	1,947

(1)

Revenue and income taxes are reported on a taxable equivalent basis (TEB) basis. Accordingly, revenue and income taxes include a TEB adjustment of nil for the quarter ended October 31, 2019 (July 31, 2019: $1 million; October 31, 2018: nil). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(2)

Included $8 million of accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note, for the quarter ended October 31, 2019 (July 31, 2019: $8 million; October 31, 2018: $9 million).

(3)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $180 million, up $49 million from the fourth quarter of 2018. Adjusted net income(3) for the quarter was $191 million, up $52 million from the fourth quarter of 2018.

Revenue of $503 million was up $46 million from the fourth quarter of 2018, primarily due to loan growth and strong fee income, partially offset by margin compression.

Provision for credit losses of $17 million was down $23 million from the fourth quarter of 2018. The same quarter last year included a provision for credit losses on performing loans due to unfavourable credit migration within the performing portfolio. Provision for credit losses on impaired loans was down due to lower provisions in the U.S. commercial banking portfolio.

Non-interest expenses of $286 million were up $22 million from the fourth quarter of 2018, primarily due to higher spending on strategic initiatives.

Review of Capital Markets fourth quarter results

$ millions, for the three months ended	2019 Oct. 31	2019 Jul. 31	2018 Oct. 31

Revenue
Global markets	$426	$438	$371
Corporate and investment banking (1)	309	308	278

Total revenue (2)	735	746	649
Provision for (reversal of) credit losses
Impaired	24	18	2
Performing	21	24	(6)

Provision for (reversal of) credit losses	45	42	(4)
Non-interest expenses	386	390	356

Income before income taxes	304	314	297
Income taxes (2)	78	83	64

Net income	$226	$231	$233

Net income attributable to:
Equity shareholders (a)	$226	$231	$233

Efficiency ratio	52.5%	52.3%	55.0%
Return on equity (3)	30.4%	29.9%	35.3%
Charge for economic capital (3) (b)	$(72)	$(76)	$(65)
Economic profit (3) (a+b)	$154	$155	$168
Full-time equivalent employees	1,449	1,408	1,396

(1)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2019. Corporate and investment banking includes the Other line of business.
(2)

Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $48 million for the quarter ended October 31, 2019 (July 31, 2019: $45 million; October 31, 2018: $30 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.

Reported and adjusted(3) net income for the quarter was $226 million, compared with reported and adjusted net income of $233 million for the fourth quarter of 2018.

Revenue of $735 million was up $86 million from the fourth quarter of 2018. In global markets, revenue was up driven by global markets financing activities, and our commodities, foreign exchange and equity derivatives trading businesses. In corporate and investment banking, revenue was up driven by higher corporate banking and debt underwriting activity, partially offset by lower advisory revenue.

Provision for credit losses was $45 million, compared with reversal of credit losses of $4 million in the fourth quarter of 2018. The current quarter included a provision for credit losses on performing loans due to an unfavourable change to our economic outlook and unfavourable credit migration within the performing portfolio. Provision for credit losses on impaired loans was up primarily due to higher provisions in the oil and gas sector.

CIBC Fourth Quarter 2019 News Release	5

Non-interest expenses of $386 million were up $30 million from the fourth quarter of 2018, primarily due to higher performance and employee-related compensation.

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2019 Oct. 31	2019 Jul. 31	2018 Oct. 31

Revenue
International banking	$204	$203	$127
Other	77	12	32
Total revenue (1)	281	215	159
Provision for (reversal of) credit losses
Impaired	4	4	45
Performing	1	(5)	(15)
Provision for (reversal of) credit losses	5	(1)	30
Non-interest expenses	480	327	350
Loss before income taxes	(204)	(111)	(221)
Income taxes (1)	(84)	(101)	(124)
Net income (loss)	$(120)	$(10)	$(97)

Net income (loss) attributable to:
Non-controlling interests	$8	$6	$2
Equity shareholders	(128)	(16)	(99)

Full-time equivalent employees	23,116	23,324	21,792

(1)   Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $48 million for the quarter ended October 31, 2019 (July 31, 2019: $46 million; October 31, 2018: $30 million).

(2) For additional information, see the “Non-GAAP measures” section.

Net loss for the quarter was $120 million, compared with a net loss of $97 million for the fourth quarter of 2018. Adjusted net loss (2) for the quarter was $18 million, compared with an adjusted net loss of $11 million for the fourth quarter of 2018.

Revenue of $281 million was up $122 million from the fourth quarter of 2018. International banking revenue was up as the prior year included incremental expected credit losses on debt securities in CIBC FirstCaribbean as a result of the Barbados government restructuring its public debt, shown as an item of note. Other revenue was up primarily due to interest income from the settlement of certain income tax matters, shown as an item of note, partially offset by a higher TEB adjustment.

Provision for credit losses was $5 million, down $25 million from the fourth quarter of 2018, as the fourth quarter of 2018 included a higher provision for credit losses on impaired loans in CIBC FirstCaribbean, which included losses on sovereign loans resulting from the Barbados government debt restructuring noted above.

Non-interest expenses of $480 million were up $130 million from the fourth quarter of 2018, primarily due to a goodwill impairment charge related to the expected sale of our controlling interest in CIBC FirstCaribbean and an increase in legal provisions, both shown as items of note.

Income tax benefit was down $40 million from the fourth quarter of 2018, primarily due to lower losses.

CIBC Fourth Quarter 2019 News Release	6

Consolidated balance sheet

$ millions, as at October 31	2019	2018
ASSETS
Cash and non-interest-bearing deposits with banks	$3,840	$4,380
Interest-bearing deposits with banks	13,519	13,311
Securities	121,310	101,664
Cash collateral on securities borrowed	3,664	5,488
Securities purchased under resale agreements	56,111	43,450
Loans
Residential mortgages	208,652	207,749
Personal	43,651	43,058
Credit card	12,755	12,673
Business and government	125,798	109,555
Allowance for credit losses	(1,915)	(1,639)
	388,941	371,396
Other
Derivative instruments	23,895	21,431
Customers’ liability under acceptances	9,167	10,265
Land, buildings and equipment	1,813	1,795
Goodwill	5,449	5,564
Software and other intangible assets	1,969	1,945
Investments in equity-accounted associates and joint ventures	586	526
Deferred tax assets	517	601
Other assets	20,823	15,283
	64,219	57,410
	$651,604	$597,099
LIABILITIES AND EQUITY
Deposits
Personal	$178,091	$163,879
Business and government	257,502	240,149
Bank	11,224	14,380
Secured borrowings	38,895	42,607
	485,712	461,015
Obligations related to securities sold short	15,635	13,782
Cash collateral on securities lent	1,822	2,731
Obligations related to securities sold under repurchase agreements	51,801	30,840
Other
Derivative instruments	25,113	20,973
Acceptances	9,188	10,296
Deferred tax liabilities	38	43
Other liabilities	19,031	18,223
	53,370	49,535
Subordinated indebtedness	4,684	4,080
Equity
Preferred shares	2,825	2,250
Common shares	13,591	13,243
Contributed surplus	125	136
Retained earnings	20,972	18,537
Accumulated other comprehensive income (AOCI)	881	777
Total shareholders’ equity	38,394	34,943
Non-controlling interests	186	173
Total equity	38,580	35,116
	$651,604	$597,099

CIBC Fourth Quarter 2019 News Release	7

Consolidated statement of income

	For the three months ended			For the twelve months ended
$ millions, except as noted	2019 Oct. 31	2019 Jul. 31	2018 Oct. 31	2019 Oct. 31	2018 Oct. 31
Interest income (1)
Loans	$4,091	$4,069	$3,764	$16,048	$13,901
Securities	707	720	583	2,779	2,269
Securities borrowed or purchased under resale agreements	375	378	310	1,474	1,053
Deposits with banks	104	104	79	396	282
	5,277	5,271	4,736	20,697	17,505
Interest expense
Deposits	2,040	2,117	1,852	8,422	6,240
Securities sold short	64	80	75	291	272
Securities lent or sold under repurchase agreements	307	321	224	1,198	736
Subordinated indebtedness	56	50	43	198	174
Other	9	9	3	37	18
	2,476	2,577	2,197	10,146	7,440
Net interest income	2,801	2,694	2,539	10,551	10,065
Non-interest income
Underwriting and advisory fees	105	112	91	475	420
Deposit and payment fees	228	232	223	908	877
Credit fees	248	249	212	958	851
Card fees	110	117	128	458	510
Investment management and custodial fees	341	335	328	1,305	1,247
Mutual fund fees	403	403	406	1,595	1,624
Insurance fees, net of claims	107	102	105	430	431
Commissions on securities transactions	77	78	89	313	357
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	168	180	191	761	603
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	6	5	(58)	34	(35)
Foreign exchange other than trading	59	84	64	304	310
Income from equity-accounted associates and joint ventures	22	25	27	92	121
Other	97	116	107	427	453
	1,971	2,038	1,913	8,060	7,769
Total revenue	4,772	4,732	4,452	18,611	17,834
Provision for credit losses	402	291	264	1,286	870
Non-interest expenses
Employee compensation and benefits	1,436	1,469	1,353	5,726	5,665
Occupancy costs	230	220	228	892	875
Computer, software and office equipment	493	476	467	1,874	1,742
Communications	71	76	78	303	315
Advertising and business development	95	93	95	359	327
Professional fees	67	59	71	226	226
Business and capital taxes	25	29	26	110	103
Other	421	248	273	1,366	1,005
	2,838	2,670	2,591	10,856	10,258
Income before income taxes	1,532	1,771	1,597	6,469	6,706
Income taxes	339	373	329	1,348	1,422
Net income	$ 1,193	$1,398	$1,268	$5,121	$ 5,284
Net income attributable to non-controlling interests	$ 8	$6	$2	$25	$ 17
Preferred shareholders	$ 32	$28	$24	$111	$ 89
Common shareholders	1,153	1,364	1,242	4,985	5,178
Net income attributable to equity shareholders	$ 1,185	$1,392	$1,266	$5,096	$ 5,267
Earnings per share (in dollars)
Basic	$ 2.59	$3.07	$2.81	$11.22	$ 11.69
Diluted	2.58	3.06	2.80	11.19	11.65
Dividends per common share (in dollars)	1.44	1.40	1.36	5.60	5.32
(1)	Interest income included $4.8 billion for the three months ended October 31, 2019 (July 31, 2019: $4.8 billion; October 31, 2018: $4.4 billion) calculated based on the effective interest rate method.

CIBC Fourth Quarter 2019 News Release	8

Consolidated statement of comprehensive income

	For the three months ended			For the twelve months ended
$ millions	2019 Oct. 31	2019 Jul. 31	2018 Oct. 31	2019 Oct. 31	2018 Oct. 31
Net income	$1,193	$1,398	$1,268	$5,121	$5,284
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(79)	(492)	340	(21)	635
Net gains (losses) on hedges of investments in foreign operations	35	250	(159)	(10)	(349)
	(44)	(242)	181	(31)	286
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	53	43	(28)	244	(142)
Net (gains) losses reclassified to net income	(4)	(4)	-	(28)	(29)
	49	39	(28)	216	(171)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	91	(53)	(66)	137	(25)
Net (gains) losses reclassified to net income	(50)	58	38	(6)	(26)
	41	5	(28)	131	(51)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	11	(88)	(95)	(220)	226
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	13	11	(8)	28	(2)
Net gains (losses) on equity securities designated at FVOCI	1	(2)	10	(2)	29
Total OCI (1)	71	(277)	32	122	317
Comprehensive income	$1,264	$1,121	$1,300	$5,243	$5,601
Comprehensive income attributable to non-controlling interests	$8	$6	$2	$25	$17
Preferred shareholders	$32	$28	$24	$111	$89
Common shareholders	1,224	1,087	1,274	5,107	5,495
Comprehensive income attributable to equity shareholders	$1,256	$1,115	$1,298	$5,218	$5,584
(1)

Includes $2 million of gains for the quarter ended October 31, 2019 (July 31, 2019: $11 million of gains; October 31, 2018: $3 million of losses), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the twelve months ended
$ millions	2019 Oct. 31	2019 Jul. 31	2018 Oct. 31	2019 Oct. 31	2018 Oct. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$-	$4	$(2)	$-	$(31)
Net gains (losses) on hedges of investments in foreign operations	(8)	(10)	5	(16)	43
	(8)	(6)	3	(16)	12
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(13)	(3)	7	(36)	18
Net (gains) losses reclassified to net income	2	1	-	10	8
	(11)	(2)	7	(26)	26
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(32)	19	22	(49)	8
Net (gains) losses reclassified to net income	17	(21)	(14)	2	9
	(15)	(2)	8	(47)	17
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	1	31	30	77	(87)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(4)	(4)	3	(10)	1
Net gains (losses) on equity securities designated at FVOCI	(1)	-	(4)	-	(11)
	$(38)	$17	$47	$(22)	$(42)

CIBC Fourth Quarter 2019 News Release	9

Consolidated statement of changes in equity

	For the three months ended				For the twelve months ended
$ millions	2019 Oct. 31		2019 Jul. 31	2018 Oct. 31	2019 Oct. 31	2018 Oct. 31
Preferred shares
Balance at beginning of period	$2,825		$2,575	$2,250	$2,250	$1,797
Issue of preferred shares	-		250	-	575	450
Treasury shares	-		-	-	-	3
Balance at end of period	$2,825		$2,825	$2,250	$2,825	$2,250
Common shares
Balance at beginning of period	$13,525		$13,443	$13,201	$13,243	$12,548
Issued pursuant to the acquisition of The PrivateBank	-		-	-	-	194
Issued pursuant to the acquisition of Wellington Financial	-		-	-	-	47
Other issue of common shares	97		80	94	377	555
Purchase of common shares for cancellation	(30)		-	(52)	(30)	(104)
Treasury shares	(1)		2	-	1	3
Balance at end of period	$13,591		$13,525	$13,243	$13,591	$13,243
Contributed surplus
Balance at beginning of period	$128		$125	$133	$136	$137
Compensation expense arising from equity-settled share-based awards	2		5	8	16	31
Exercise of stock options and settlement of other equity-settled share-based awards	(4)		(3)	(4)	(27)	(32)
Other	(1)		1	(1)	-	-
Balance at end of period	$125		$128	$136	$125	$136
Retained earnings
Balance at beginning of period before accounting policy changes	n	/a	n/a	n/a	$18,537	$16,101
Impact of adopting IFRS 9 at November 1, 2017	n	/a	n/a	n/a	n/a	(144)
Impact of adopting IFRS 15 at November 1, 2018	n	/a	n/a	n/a	6	n/a
Balance at beginning of period after accounting policy changes	$20,535		$19,793	$18,051	18,543	15,957
Net income attributable to equity shareholders	1,185		1,392	1,266	5,096	5,267
Dividends
Preferred	(32)		(28)	(24)	(111)	(89)
Common	(641)		(623)	(602)	(2,488)	(2,356)
Premium on purchase of common shares for cancellation	(79)		-	(163)	(79)	(313)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	5		2	1	18	49
Other (1)	(1)		(1)	8	(7)	22
Balance at end of period	$20,972		$20,535	$18,537	$20,972	$18,537
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,037		$1,279	$843	$1,024	$738
Net change in foreign currency translation adjustments	(44)		(242)	181	(31)	286
Balance at end of period	$993		$1,037	$1,024	$993	$1,024
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period under IAS 39	n	/a	n/a	n/a	n/a	$60
Impact of adopting IFRS 9 at November 1, 2017	n	/a	n/a	n/a	n/a	(28)
Balance at beginning of period under IFRS 9	$28		$(11)	$(111)	$(139)	32
Net change in securities measured at FVOCI	49		39	(28)	216	(171)
Balance at end of period	$77		$28	$(139)	$77	$(139)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$72		$67	$10	$(18)	$33
Net change in cash flow hedges	41		5	(28)	131	(51)
Balance at end of period	$113		$72	$(18)	$113	$(18)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(374)		$(286)	$(48)	$(143)	$(369)
Net change in post-employment defined benefit plans	11		(88)	(95)	(220)	226
Balance at end of period	$(363)		$(374)	$(143)	$(363)	$(143)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$3		$(8)	$(4)	$(12)	$(10)
Net change attributable to changes in credit risk	13		11	(8)	28	(2)
Balance at end of period	$16		$3	$(12)	$16	$(12)
Net gains (losses) on equity securities designated at FVOCI
Impact of adopting IFRS 9 at November 1, 2017	n	/a	n/a	n/a	n/a	$85
Balance at beginning of period under IFRS 9	$49		$53	$56	$65	85
Net gains (losses) on equity securities designated at FVOCI	1		(2)	10	(2)	29
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings (2)	(5)		(2)	(1)	(18)	(49)
Balance at end of period	$45		$49	$65	$45	$65
Total AOCI, net of income tax	$881		$815	$777	$881	$777
Non-controlling interests
Balance at beginning of period under IAS 39	n	/a	n/a	n/a	n/a	$202
Impact of adopting IFRS 9 at November 1, 2017	n	/a	n/a	n/a	n/a	(4)
Balance at beginning of period under IFRS 9	$182		$183	$173	$173	198
Net income attributable to non-controlling interests	8		6	2	25	17
Dividends	(2)		(5)	(2)	(11)	(31)
Other	(2)		(2)	-	(1)	(11)
Balance at end of period	$186		$182	$173	$186	$173
Equity at end of period	$38,580		$38,010	$35,116	$38,580	$35,116
(1)

The third and fourth quarter of 2018 includes the recognition of loss carryforwards relating to foreign exchange translation amounts on CIBC’s net investment in foreign operations that were previously reclassified to retained earnings as part of our transition to IFRS in 2012.

(2)

Includes nil reclassified to retained earnings for the three months ended October 31, 2019 (July 31, 2019: nil; October 31, 2018: $1 million of gains), relating to our investments in equity-accounted associates and joint ventures.

n/a	Not applicable.

CIBC Fourth Quarter 2019 News Release	10

Consolidated statement of cash flows

	For the three months ended			For the twelve months ended
$ millions	2019 Oct. 31	2019 Jul. 31	2018 Oct. 31	2019 Oct. 31	2018 Oct. 31
Cash flows provided by (used in) operating activities
Net income	$1,193	$1,398	$1,268	$5,121	$5,284
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	402	291	264	1,286	870
Amortization and impairment (1)	312	177	162	838	657
Stock options and restricted shares expense	2	5	8	16	31
Deferred income taxes	18	5	(33)	108	69
Losses (gains) from debt securities measured at FVOCI and amortized cost	(6)	(5)	58	(34)	35
Net losses (gains) on disposal of land, buildings and equipment	-	(6)	-	(7)	(14)
Other non-cash items, net	(39)	175	10	(229)	(292)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(761)	(2,529)	827	(208)	(2,599)
Loans, net of repayments	(3,550)	(2,751)	(4,999)	(17,653)	(16,155)
Deposits, net of withdrawals	3,187	2,868	1,151	19,838	20,770
Obligations related to securities sold short	2,092	(645)	1,630	1,853	69
Accrued interest receivable	(93)	77	(176)	(122)	(341)
Accrued interest payable	120	(123)	126	138	205
Derivative assets	667	(2,458)	467	(2,484)	2,780
Derivative liabilities	(884)	3,124	(800)	4,037	(2,084)
Securities measured at FVTPL	2,704	5,753	(1,786)	(1,826)	(647)
Other assets and liabilities designated at fair value	(417)	917	(452)	1,222	(380)
Current income taxes	13	(35)	22	(309)	(301)
Cash collateral on securities lent	(95)	29	269	(909)	707
Obligations related to securities sold under repurchase agreements	1,704	589	(2,145)	20,961	2,869
Cash collateral on securities borrowed	1,235	380	(405)	1,824	(453)
Securities purchased under resale agreements	(3,597)	(2,506)	1,945	(10,785)	(1,195)
Other, net	1,765	(2,184)	1,377	(4,041)	(18)
	5,972	2,546	(1,212)	18,635	9,867
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	1,500	-	1,500	1,534
Redemption/repurchase/maturity of subordinated indebtedness	(1,000)	(1)	(19)	(1,001)	(638)
Issue of preferred shares, net of issuance cost	-	247	-	568	445
Issue of common shares for cash	43	38	43	157	186
Purchase of common shares for cancellation	(109)	-	(215)	(109)	(417)
Net sale (purchase) of treasury shares	(1)	2	-	1	6
Dividends paid	(623)	(612)	(579)	(2,406)	(2,109)
	(1,690)	1,174	(770)	(1,290)	(993)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(12,619)	(9,394)	(8,676)	(42,304)	(33,011)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	2,640	3,704	6,865	13,764	12,992
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	5,730	1,814	4,619	10,948	12,402
Cash used in acquisitions, net of cash acquired	(25)	-	-	(25)	(315)
Net cash provided by dispositions of investments in equity-accounted associates and joint ventures	-	-	-	-	200
Net sale (purchase) of land, buildings and equipment	(106)	(54)	(132)	(272)	(255)
	(4,380)	(3,930)	2,676	(17,889)	(7,987)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(3)	(27)	23	4	53
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(101)	(237)	717	(540)	940
Cash and non-interest-bearing deposits with banks at beginning of period	3,941	4,178	3,663	4,380	3,440
Cash and non-interest-bearing deposits with banks at end of period (2)	$3,840	$3,941	$4,380	$3,840	$4,380
Cash interest paid	$2,356	$2,700	$2,071	$10,008	$7,235
Cash interest received	4,978	5,162	4,402	19,840	16,440
Cash dividends received	206	186	158	735	724
Cash income taxes paid	308	403	340	1,549	1,654
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, goodwill, software and other intangible assets.
(2)	Includes restricted balance of $479 million (July 31, 2019: $476 million; October 31, 2018: $438 million).

CIBC Fourth Quarter 2019 News Release	11

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

The following table provides a quarterly reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. For a more detailed discussion and for an annual reconciliation of non-GAAP to GAAP measures, see the “Non-GAAP measures” section of CIBC’s 2019 Annual Report.

			As at or for the three months ended			As at or for the twelve months ended
$ millions			2019 Oct. 31	2019 Jul. 31	2018 Oct. 31	2019 Oct. 31	2018 Oct. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A		$1,153	$1,364	$1,242	$4,985	$5,178
After-tax impact of items of note (1)			116	17	91	323	252
Adjusted net income attributable to common shareholders (2)	B		$1,269	$1,381	$1,333	$5,308	$5,430
Diluted weighted-average common shares outstanding (thousands)	C		446,392	445,915	444,504	445,457	444,627
Reported diluted EPS ($)	A/C		$2.58	$3.06	$2.80	$11.19	$11.65
Adjusted diluted EPS ($) (2)	B/C		2.84	3.10	3.00	11.92	12.21
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D		$35,553	$35,028	$32,200	$34,467	$31,184
Reported return on common shareholders’ equity	A/D	(3)	12.9%	15.5%	15.3%	14.5%	16.6%
Adjusted return on common shareholders’ equity (2)	B/D	(3)	14.2%	15.6%	16.4%	15.4%	17.4%

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

Oct. 31	Reported net income (loss)	$ 601	$ 306	$ 180	$226	$(120)	$1,193
2019	After-tax impact of items of note (1)	2	1	11	-	102	116

	Adjusted net income (loss) (2)	$ 603	$ 307	$ 191	$226	$(18)	$1,309

Jul. 31	Reported net income (loss)	$ 657	$ 348	$ 172	$231	$(10)	$1,398
2019	After-tax impact of items of note (1)	2	-	10	-	5	17

	Adjusted net income (loss) (2)	$ 659	$ 348	$ 182	$231	$(5)	$1,415

Oct. 31	Reported net income (loss)	$ 668	$ 333	$ 131	$233	$(97)	$1,268
2018	After-tax impact of items of note (1)	1	1	8	-	86	96

	Adjusted net income (loss) (2)	$ 669	$ 334	$ 139	$233	$(11)	$1,364

$ millions, for the twelve months ended

Oct. 31	Reported net income (loss)	$ 2,291	$ 1,301	$ 683	$937	$(91)	$5,121
2019	After-tax impact of items of note (1)	174	1	40	-	108	323

	Adjusted net income (loss) (2)	$ 2,465	$ 1,302	$ 723	$937	$17	$5,444

Oct. 31	Reported net income (loss)	$ 2,547	$ 1,307	$ 565	$1,069	$(204)	$5,284
2018	After-tax impact of items of note (1)	9	1	27	-	220	257

	Adjusted net income (loss) (2)	$ 2,556	$ 1,308	$ 592	$1,069	$16	$5,541

(1)	Reflects impact of items of note under the “2019 Financial results review” section of the 2019 Annual Report.
(2)	Non-GAAP measure.
(3)	Annualized.

Items of note

	For the three months ended			For the twelve months ended
$ millions	2019 Oct. 31	2019 Jul. 31	2018 Oct. 31	2019 Oct. 31	2018 Oct. 31
Interest income related to the settlement of certain income tax matters	$(67)	$-	$-	$(67)	$-
Amortization of acquisition-related intangible assets	28	27	26	109	115
Goodwill impairment charge related to the expected sale of our controlling interest in CIBC FirstCaribbean	135	-	-	135	-
Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program	-	-	-	227	-
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring	-	-	89	-	89
Transaction and integration-related costs as well as purchase accounting adjustments associated with the acquisitions of The PrivateBank, Geneva Advisors and Wellington Financial (1)	(16)	(6)	8	(45)	16
Increase in legal provisions	28	-	-	28	-
Pre-tax impact of items of note on net income	108	21	123	387	220
Income tax impact on above items of note	8	(4)	(27)	(64)	(51)
Charge from net tax adjustments resulting from U.S. tax reforms	-	-	-	-	88
After-tax impact of items of note on net income	$116	$17	$96	$323	$257
After-tax impact of items of note on non-controlling interests	-	-	(5)	-	(5)
After-tax impact of items of note on net income attributable to common shareholders	$116	$17	$91	$323	$252
(1)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank and changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions.

CIBC Fourth Quarter 2019 News Release	12

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2019.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 8987973#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 1030719#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html

Details of CIBC’s 2019 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 2545407#) and French (514-861-2272 or 1-800-408-3053, passcode 8849384#) until 11:59 p.m. (ET) December 13, 2019. The audio webcast will be archived at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

For further information:

Investor Relations:
Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Enquiries:
Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

The information below forms a part of this news release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

The Board of Directors of CIBC reviewed this news release prior to it being issued.

CIBC Fourth Quarter 2019 News Release	13

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2019 Annual Report under the heading “Economic and market environment – Outlook for calendar year 2020” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2020 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2020” section of our 2019 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Fourth Quarter 2019 News Release	14